                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                               -------------------
                                    FORM 11-K
                               -------------------

                     ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                   For the Fiscal Year Ended December 31, 2004




A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                             Florida Community Bank
                          Employee Stock Ownership Plan
                              1400 North 1st Street
                          Immokalee, Florida 34142-2202

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          Florida Community Banks, Inc.
                              1400 North 1st Street
                          Immokalee, Florida 34142-2202




                         -------------------------------
                        Commission File Number 333-115220
                         -------------------------------

                             FLORIDA COMMUNITY BANK
                          EMPLOYEE STOCK OWNERSHIP PLAN
                       Financial Statements and Schedules
                           December 31, 2004 and 2003




                                    CONTENTS


Report of Independent Registered Public Accounting Firm.......................................................    1

Financial Statements

   Statements of Net Assets Available for Benefits as of December 31, 2004 and 2003...........................    2
   Statements of Changes in Net Assets Available for Benefits for the
      Years Ended December 31, 2004 and 2003..................................................................    3
   Notes to Financial Statements..............................................................................    4

Supplemental Schedules

   Schedule of Assets Held for Investment Purposes as of December 31, 2004....................................   10
   Schedule of Reportable Transactions for the Year Ended December 31, 2004...................................   11

                     Schauer Taylor Cox Vise & Morgan, P.C.
                  Certified Public Accountants and Consultants
                               150 Olde Towne Road
                            Birmingham, Alabama 35216



             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


Plan Administrator and Participants
Florida Community Bank
Employee Stock Ownership Plan

We have audited the accompanying statements of net assets available for benefits of Florida Community Bank Employee Stock Ownership Plan (the "Plan") as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements of the Plan taken as a whole. The accompanying supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and for complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. These schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic 2004 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Birmingham, Alabama                    /s/ Schauer Taylor Cox Vise & Morgan, P.C
June 6, 2005
                                          Schauer Taylor Cox Vise & Morgan, P.C.

                             FLORIDA COMMUNITY BANK
                          EMPLOYEE STOCK OWNERSHIP PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           December 31, 2004 and 2003


                                                                                  2004                  2003
                                                                           ------------------    ------------------

Assets

Investments at Fair Value
   Cash and money market funds.........................................    $           55,014    $           29,675
   Sponsor company common stock........................................             2,237,502             1,240,479
                                                                           ------------------    ------------------
     Total Investments at Fair Value...................................             2,292,516             1,270,154

Receivables
   Employer's contribution receivable..................................               437,626               435,523
                                                                           ------------------    ------------------
     Total Receivables.................................................               437,626               435,523
                                                                           ------------------    ------------------

Total Assets and Net Assets Available for Benefits.....................    $        2,730,142    $        1,705,677
                                                                           ==================    ==================

                        See notes to financial statements

                             FLORIDA COMMUNITY BANK
                          EMPLOYEE STOCK OWNERSHIP PLAN
           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                     Years Ended December 31, 2004 and 2003


                                                                                  2004                  2003
                                                                           ------------------    ------------------

Additions To Net Assets Attributed To:
   Investment Income
     Interest and dividends............................................    $           35,894    $           11,026
     Net realized and unrealized appreciation in fair value
       of investments..................................................               440,414                40,983
                                                                           ------------------    ------------------
       Total Investment Income.........................................               476,308                52,009
                                                                           ------------------    ------------------

   Contributions
     Employer contributions............................................               506,626               435,523
     Employee contributions............................................                67,698                18,649
     Rollover contributions............................................                    --             1,199,496
                                                                           ------------------    ------------------
       Total Contributions.............................................               574,324             1,653,668
                                                                           ------------------    ------------------

       Total Additions.................................................             1,050,632             1,705,677
                                                                           ------------------    ------------------

Deductions From Net Assets Attributed To:
     Plan benefit payments.............................................                26,167                    --
                                                                           ------------------    ------------------
       Total Deductions................................................                26,167                    --
                                                                           ------------------    ------------------

Net Increase...........................................................             1,024,465             1,705,677
                                                                           ------------------    ------------------

Net Assets Available for Benefits - Beginning of Year..................             1,705,677                    --
                                                                           ------------------    ------------------

Net Assets Available for Benefits - End of Year........................    $        2,730,142    $        1,705,677
                                                                           ==================    ==================


                        See notes to financial statements

                             FLORIDA COMMUNITY BANK
                          EMPLOYEE STOCK OWNERSHIP PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2004 and 2003



Note 1 - Summary of Significant Accounting Policies

Florida Community Banks, Inc. (the "Company"), through its Board of Directors, authorized the adoption of a Defined Contribution Employee Stock Ownership Plan ("ESOP") for the benefit of its employees on December 24, 2003. The ESOP provides for contributions of a portion of the Company net profits to a trust for the benefit of participating employees. The Company Board of Directors annually determines the amount of the contribution, which contribution shall be invested primarily in the capital stock of Florida Community Banks, Inc. Contributions are also subject to the percentage of earnings limitations imposed by the Internal Revenue Code of 1986, as amended. All full-time employees become eligible to participate in the ESOP when they have completed 12 months of service prior to the beginning of an ESOP year. An employee's rights under the ESOP vest 20% after three years of service and an additional 20% for each of the next four years of service, being fully vested after seven years of credited service. A year of service is defined as an ESOP year in which the employee has worked a minimum of 1,000 hours for the Company. The ESOP also contains a 401(K) option for participants, with certain incentive matching contribution provisions.

     The contributions are allocated to each participant in the proportion that an employee's compensation bears to the compensation of all participants in the ESOP.

Basis of Accounting - The accompanying financial statements and schedules of the Plan have been prepared on the accrual basis of accounting.

     Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles and the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expense during the reporting period. Actual results could differ from those estimates.

Administrative Expenses - The administrative expenses of the Plan may be paid out of the Trust Fund unless paid by the Employer.

Valuation and Income Recognition - The Plan's investments are stated at fair value. The Company's common stock is valued at its most recent market price, as determined by a third-party valuation. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Tax Status - The Company has submitted the Plan to the Internal Revenue Service for a determination of qualifications under Sections 401 and 501 of the Internal Revenue Code (the "IRC"). The Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Related Party Transactions - Certain investments are shares of the Company's common stock and qualify as party-in-interest (see Note 4).

Non-participant Directed Investment - The majority of the Company's common stock is non-participant directed because the profit sharing and matching amounts are invested directly in employer stock and cannot be redirected by the participant.

Risks and Uncertainties - Investment securities are exposed to various risks, including those involving interest rates, the securities market, and credit conditions. Due to the level of risk associated with certain investment securities, changes in the values of such investment securities may involve declines in value in the near term and in the long term, and such declines could have a material adverse effect upon participants' account balances, and the amounts reported in the statements of net assets available for benefits.


Note 2 - Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Plan documents for a more complete description of the Plan's provisions.

General - The Plan is a defined contribution Employee Stock Ownership Plan established to provide benefits to the eligible employees of the Company and its subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Participation  - Any employee is entitled to participate on the first day of the
ESOP  year  following   satisfaction  of  the  Plan  eligibility   requirements.
Participation in the Plan is voluntary.

Contributions - Total contributions made by or on behalf of participants annually can not exceed the lessor of a) 100% of annual compensation, as defined in the Plan, or b) $40,000 adjusted annually. Participants individual contributions annually can be made up to 100% of annual compensation, as defined in the Plan, but not to exceed the amount allowed by the Internal Revenue Code. Eligible participants aged 50 or over may also elect to make additional catch-up contributions subject to the dollar limits in the Economic Growth and Tax Relief Reconciliation Act of 2001. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into the investment option offered by the Plan. The Plan currently offers the Company common stock as the investment option for participants. Profit-sharing amounts may be contributed at the option of the Company's Board of Directors. All employer contributions are invested directly in the Company's common stock. Contributions are subject to certain limitations.

Allocation of Benefits - Profit sharing contributions shall be allocated to each eligible participant's account in the same ratio as each eligible participant's salary during such contribution determination period bears to the total of such salary of all eligible participants. A participant shall be eligible for an allocation of employer profit sharing if the participant is employed on the last day of the contribution determination period and, if such period is 12 months, completed 500 hours of employment (during a short plan year, the number of the hours of service required shall be proportionately reduced based on the number of full months in the short plan year), or retired, died or became totally and permanently disabled prior to the last day of the contribution determination period. Contribution determination period for purposes of determining and allocating employer profit sharing contributions means the Plan year. Forfeitures shall be allocated to eligible participant's accounts pursuant to the Plan.

Vesting - Participants are immediately fully vested in their contributions plus earnings thereon. Upon a participant's attainment of normal retirement age (60), death or permanent disability or the 7th anniversary of the time the participant commenced participation in the Plan, the participant will become 100% vested. In the event a participant terminates employment, vesting in the employer's contribution is based on years of credited service as follows:

                       Years of                     Vested
                   Credited Service               Percentage
                  -----------------             -------------
                      Less than 3                          0%
                           3                              20%
                           4                              40%
                           5                              60%
                           6                              80%
                           7                             100%

However, if a participant completes an hour of service in a Plan year beginning on and after January 1, 2003, then the vested percentage in the participants account attributable to matching contributions made to the Plan for Plan years beginning on and after January 1, 2003, is as follows and vesting is based on years of credited service as follows:

                       Years of                     Vested
                   Credited Service               Percentage
                  -----------------             -------------
                      Less than 2                          0%
                           2                              20%
                           3                              40%
                           4                              60%
                           5                              80%
                           6                             100%

Benefit Payments - Upon termination of service due to death, disability or retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant's vested interest in his or her account. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Vested benefits that do not exceed $5,000 will be distributed in a single lump-sum payment as soon as possible following the event that entitles the participant to a distribution. Vested benefits that exceed $5,000 require a participant's consent to the distribution under one of two methods: 1) a single lump-sum payment; or 2) installments over a period of not more than your assumed life expectancy or your and your beneficiaries assumed life expectancies. Forfeitures shall be allocated to eligible participants' accounts pursuant to the Plan. Benefits are recorded when paid.

Forfeited Accounts - Forfeited accounts attributable to employer matching contributions will be used to reduce the employer contribution for the plan year in which such forfeitures occur. Forfeited accounts attributable to employer discretionary contributions will be reallocated to participants in the same manner as employer contributions.

Plan Termination - Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become 100 percent vested in their employer contributions.

Investment Options - Upon enrollment in the Plan, a participant may direct contributions to the following investments at their discretion:

     Florida Community Banks, Inc. Common Stock

Voting Rights - All voting rights on shares of Company stock held in the Plan shall be exercised by the trustee as directed by the Compensation Committee of the Company.



              [The remainder of this page intentionally left blank]

Note 3 - Investments

The following presents investments at December 31, 2004 and 2003, that represent 5% or more of the net assets of the Plan:

                                                                                  2004                  2003
                                                                           ------------------    ------------------

Florida Community Banks, Inc.
   Common Stock, 86,124 shares and 49,979 shares,
     respectively......................................................    $        2,237,502    $        1,240,479
                                                                           ==================    ==================


During 2004 and 2003, the investments by the Plan (including gains and losses on investments sold during the year) appreciated in value by $440,414 and $40,983, respectively, as follows:

                                                                                  2004                  2003
                                                                           ------------------    ------------------

Common stock...........................................................    $          440,414    $           40,983
                                                                           ==================    ==================


Note 4 - Party-in-Interest Transaction

At December 31, 2004 and 2003, the Plan held investments in the Company's common stock valued at $2,237,502 and $1,240,479, respectively. During 2004 and 2003, the Plan's investment in the Company's common stock had recognized appreciation of $440,414 and $40,983, respectively.

                             SUPPLEMENTAL SCHEDULES

                             FLORIDA COMMUNITY BANK
                          EMPLOYEE STOCK OWNERSHIP PLAN
                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                        Form 5500, Schedule H, Item 4(i)
                     Sponsor EIN 59-0153880, Plan Number 003

                                December 31, 2004


                  (a), (b)                                                                              (e)
            Identity of Issue and                          (c)                     (d)                 Current
              Asset Description                        Description                Cost                  Value
--------------------------------------------     ----------------------    ------------------    ------------------

Common Stock:

* Florida Community Banks, Inc.
Common Stock                                              86,124 shares    $        1,756,115    $        2,237,502

* Florida Community Banks, Inc.
Money Market-Escrow Funds                                                              55,014                55,014
                                                                           ------------------    ------------------

                                                                           $        1,811,129    $        2,292,516
                                                                           ==================    ==================


















*    Indicates a party-in-interest
                                       10

                             FLORIDA COMMUNITY BANK
                          EMPLOYEE STOCK OWNERSHIP PLAN
                      SCHEDULE OF REPORTABLE TRANSACTIONS *

                        Form 5500, Schedule H, Item 4(j)
                     Sponsor EIN 59-0153880, Plan Number 003

                          Year Ended December 31, 2004




                                                                                         (h)
             (a), (b)                                                                  Current
            Identity of                                                               Value of
             Issue and                   (c)             (d)             (g)          Asset on             (i)
               Asset                  Purchase         Selling          Cost         Transaction          Gain
            Description                 Price           Price         of Asset          Date             (Loss)
---------------------------------   -------------   ------------   --------------   --------------   --------------

Florida Community Banks, Inc.
Common Stock                        $     506,626   $         --   $      506,626   $      506,626   $           --


















* The definition of a reportable transaction is a transaction that exceeds 5% of the current value of the Plan assets as of the beginning of the Plan year including: a single transaction within the Plan year; any series of transactions with, or in conjunction with, the same person, involving property other than securities; any series of transactions involving securities of the same issue within the Plan year; any transaction within the Plan year with respect to securities with, or in conjunction with, a person if any prior or subsequent single securities transaction with that person.

                              REQUIRED INFORMATION



Financial Statements

4. In lieu of the requirements of Items 1 through 3, audited financial statements and schedules prepared in accordance with the requirements of ERISA for the Plan's fiscal year ended December 31, 2004, are presented on pages 1 through 10.

Exhibits. The following exhibit is filed with this statement:

         Exhibit No.       Description
         -----------       -----------

         23                Consent of Schauer Taylor Cox Vise & Morgan, P.C.

                                   SIGNATURES



The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

                           Florida Community Bank
                           Employee Stock Ownership Plan

                           Florida Community Banks, Inc., as Trustee


Date: June 24, 2005        By:   /s/  Michael Jordan
                           -----------------------------------------------------
                                 Michael Jordan
                                 Plan Administrator

                          ----------------------------

                                    EXHIBITS

                                       To

                             FLORIDA COMMUNITY BANK
                          EMPLOYEE STOCK OWNERSHIP PLAN

                          Year Ended December 31, 2004
                          ----------------------------

                                  EXHIBIT INDEX



Exhibit #                       Description
---------         ----------------------------------------------------------
23                Consent of Schauer Taylor Cox Vise & Morgan, P.C.

                            ------------------------



                                   Exhibit 23


                             CONSENT OF INDEPENDENT

                          CERTIFIED PUBLIC ACCOUNTANTS


                            ------------------------

Exhibit 23



               CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


Florida Community Bank
Employee Stock Ownership Plan
Immokalee, Florida

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 of our report dated June 6, 2005, relating to the financial statements of Florida Community Bank Employee Stock Ownership Plan appearing in the Plan's Annual Report on Form 11-K for the year ended December 31, 2004.


Birmingham, Alabama                   /s/ Schauer Taylor Cox Vise & Morgan, P.C.
June 24, 2005
                                          Schauer Taylor Cox Vise & Morgan, P.C.